SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders pursuant to a board resolution adopted on September 26, 2013, and seeks the attendance of its shareholders:

1.	Date / Time: October 29, 2013 / 10:00 a.m. (Seoul Time)

2.	Location: 167 Samseong-dong, Gangnam-gu, Seoul 135-791

Korea Electric Power Corporation

3.	Item to be reported: Audit report

4.	Agendas for shareholder approval:

1)	Amendments to the Articles of Incorporation of KEPCO

2)	Dismissal of a standing director

3)	Election of a standing director

Details on the proposed agendas for the EGM are attached hereto.

Attachment

Agenda 1. Amendments of the Articles of Incorporation of KEPCO

Current provisions	Proposed amendments	Rationale

Article 4 (Change of Articles of Incorporation)

In case the Corporation intends to change the Articles of Incorporation, the Corporation shall obtain approval of the Minister of the Ministry of Knowledge Economy, following the resolutions of the Board of Directors and the General Meeting of Shareholders.

Article 4 (Change of Articles of Incorporation)

In case the Corporation intends to change the Articles of Incorporation, the Corporation shall obtain approval of the Minister of the Ministry of Trade, Industry and Energy, following the resolutions of the Board of Directors and the General Meeting of Shareholders.

To reflect the amendment to the Government Organization Act (Article 26 of the Act)

Article 12 (Restriction on the Concentration of Share Ownership)

(1) No person other than the Government and the ESOA may own shares of the Corporation in excess of three percent (3%) of the total number of shares issued by the Corporation in his own amount, regardless of the nominal owner of the shares.

Article 12 (Restriction on the Concentration of Share Ownership)

(1) No person other than the Government and the ESOA may own shares of the Corporation in excess of three percent (3%) of the total number of shares issued by the Corporation in his own amount, regardless of the nominal owner of the shares. However, in accordance with Article 167 of the Financial Investment Services And Capital Markets Act, in such cases where a person obtains approval from the Financial Services Commission such restriction will not be applied.

To reflect the Financial Investment Services And Capital Markets Act (Article 167 of the Act)
(2) Any person who acquired shares in violation of Paragraph (1) may not exercise voting rights with regard to such shares.	(2) Any person who acquired shares in violation of Paragraph (1) may not exercise voting rights with regard to the excess portion of shares.	To reflect change in terminology

Article 26-2 (Appointment of Officers)

(1) The person who receives multiple recommendations by the Officer Recommendation Committee (hereinafter, “Officer Recommendation Committee”) for the position of President pursuant to Article 28-2, deliberated and passed by the Public Institutions Operations Committee (hereinafter, “Operation Committee”) pursuant to Article 8 of the Act on Management of Public Institutions, shall be appointed by the President of the Republic of Korea as motioned by the Minister of the Ministry of Knowledge Economy through a resolution of the General Meeting of Shareholders.

Article 26-2 (Appointment of Officers)

(1) The person who receives multiple recommendations by the Officer Recommendation Committee (hereinafter, “Officer Recommendation Committee”) for the position of President pursuant to Article 28-2, deliberated and passed by the Public Institutions Operations Committee (hereinafter, “Operation Committee”) pursuant to Article 8 of the Act on Management of Public Institutions, shall be appointed by the President of the Republic of Korea as motioned by the Minister of the Ministry of Trade, Industry and Energy, through a resolution of the General Meeting of Shareholders.

To reflect the amendment to the Government Organization Act (Article 26 of the Act)

(Newly inserted)

(7) When a public officer falls under any of the following subparagraphs, the person with appointive powers or rights to recommend appointment may put a restriction on the dismissal at one’s own request

1. When the public officer is under an investigation related to corruption

2. When the internal audit team or an external audit institution demands serious disciplinary measures as a result of an audit, or when a resolution for a serious disciplinary action on the public officer is requested by the disciplinary committee

Newly inserted to reflect the Guidelines for Personnel Operation of Public corporation and Quasi - governmental institution (Article 22-2 of the Guidelines)

Article 28-3 (Administration Agreement with President)

(2) The Officer Recommendation Committee shall negotiate the terms and conditions of the proposed contract as submitted to it pursuant to Paragraph (1) above with the candidate for the President’s office to be recommended by the Committee, and shall report the outcome to the Minister of the Ministry of Knowledge Economy. For purposes of such negotiation, the Officer Recommendation Committee may change certain terms and conditions of the contract, as necessary.

Article 28-3 (Administration Agreement with President)

(2) The Officer Recommendation Committee shall negotiate the terms and conditions of the proposed contract as submitted to it pursuant to Paragraph (1) above with the candidate for the President’s office to be recommended by the Committee, and shall report the outcome to the Minister of the Ministry of Trade, Industry and Energy, For purposes of such negotiation, the Officer Recommendation Committee may change certain terms and conditions of the contract, as necessary.

To reflect the amendment to the Government Organization Act (Article 26 of the Act)

(3) The person who is appointed as the President of the Corporation shall execute the contract with the Minister of the Ministry of Knowledge Economy pursuant to Paragraph (2) above. The Minister of the Ministry of Knowledge Economy may negotiate with the person appointed as the President and may change the terms and conditions of the contract from the contract determined pursuant to Paragraph (1) or (2) above

(3) The person who is appointed as the President of the Corporation shall execute the contract with the Minister of the Ministry of Trade, Industry and Energy pursuant to Paragraph (2) above. The Minister of the Ministry of Trade, Industry and Energy may negotiate with the person appointed as the President and may change the terms and conditions of the contract from the contract determined pursuant to Paragraph (1) or (2) above

To reflect the amendment to the Government Organization Act (Article 26 of the Act)

(4) The President and the Minister of the Ministry of Knowledge Economy may change the terms and conditions of the contract after the execution thereof through mutual negotiation in the event of unavoidable circumstances, pursuant to Paragraph (3) above.

(4) The President and the Minister of the Ministry of Trade, Industry and Energy may change the terms and conditions of the contract after the execution thereof through mutual negotiation in the event of unavoidable circumstances, pursuant to Paragraph (3) above.

To reflect the amendment to the Government Organization Act (Article 26 of the Act)

Article 32 (Restriction on Officers’ and Employees’ Holding of Concurrent Positions)

No Standing Director or employee of the Corporation shall engage in any business activities for profit other than the performance of his duties for the Corporation. The President may engage in not-for-profit activities upon obtaining approval of the Minister of the Ministry of Knowledge Economy, Standing Directors and employees of the Corporation may engage in not-for-profit activities upon obtaining approval of the President.

Article 32 (Restriction on Officers’ and Employees’ Holding of Concurrent Positions)

No Standing Director or employee of the Corporation shall engage in any business activities for profit other than the performance of his duties for the Corporation. The President may engage in not-for-profit activities upon obtaining approval of the Minister of the Ministry of Trade, Industry and Energy, Standing Directors and employees of the Corporation may engage in not-for-profit activities upon obtaining approval of the President.

To reflect the amendment to the Government Organization Act (Article 26 of the Act)
ADDENDA The Articles of Incorporation shall be implemented effective on the date of promulgation.

Agenda 3. Election of a standing director

Nominees	Details of information
Park, Jung-Keun

•       Date of Birth: April 1, 1957

•       Term of office: Two years

•       Current Position: Vice President of Personnel & General Affairs Department, KEPCO

•       Previous Positions:

-        Vice President of International Strategy Office, KEPCO

-        Vice President of Procurement & Contract Department, KEPCO

•       Education: Bachelor of economics, Chung-ang University

•       Nationality: Republic of Korea

Lee, Hee-Yong

•       Date of Birth: January 20, 1956

•       Term of office: Two years

•       Current Position: Vice President of Nuclear Project Division, KEPCO

•       Previous Positions:

-        Vice President of Overseas Nuclear Project Development Department, KEPCO

-        Vice President of UAE Nuclear Project Division, KEPCO

•       Education: Master’s degree in nuclear engineering, Institute National de Science & Technology Nucleaire, France

•       Nationality: Republic of Korea

Hur, Kyong-Goo

•       Date of Birth: June 10, 1957

•       Term of office: Two years

•       Current Position: Vice President of Overseas Business Division, KEPCO

•       Previous Positions:

-        Vice President of Secretary’s Office, KEPCO

-        Vice President of Overseas Project Development Department, KEPCO

•       Education: Master’s degree in business administration, George Washington University

•       Nationality: Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: October 15, 2013